================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 5)*

                          CHARTER COMMUNICATIONS, INC.
                                (NAME OF ISSUER)

                              CLASS A COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                    16117M107
                                 (CUSIP NUMBER)


        William D. Savoy                              Alvin G. Segel, Esq.
        Vulcan Cable III Inc.                         Irell Manella LLP
        505 Fifth Avenue South, Suite 900             1800 Avenue of the Stars
        Seattle, Washington 98104                     Suite 900
        (206) 342-2000                                Los Angeles, CA 90067
                                                      (310) 277-1010


           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)

                                  JUNE 28, 2002
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================

CUSIP NO. 16117M107                     13D                   Page 2 of 19 Pages

================================================================================
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

    Paul G. Allen
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER

     NUMBER OF                     357,623,901 SHARES(1)
       SHARES                ---------------------------------------------------
    BENEFICIALLY             8     SHARED VOTING POWER
      OWNED BY
        EACH                       -0- SHARES
     REPORTING               ---------------------------------------------------
       PERSON                9     SOLE DISPOSITIVE POWER
        WITH
                                   357,623,901 SHARES(1)
                             ---------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   -0- SHARES
================================================================================

CUSIP NO. 16117M107                     13D                   Page 3 of 19 Pages

================================================================================
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    357,623,901 SHARES(1)
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    56.4% beneficial ownership of Class A Common Stock(2)/92.5% voting power(3)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN
================================================================================

CUSIP NO. 16117M107                     13D                   Page 4 of 19 Pages

  (1) Represents (A) 18,431,870 shares of Class A Common Stock of the Issuer held directly by Mr. Allen, (B) 10,000 vested options to acquire shares of Class A Common Stock of the Issuer and (C) shares of Class A Common Stock of the Issuer into which the following interests may be converted:
       (a) 50,000 shares of Class B Common Stock of the Issuer held directly by Paul G. Allen, (b) 106,715,233 Class A Common Membership Units ("Class A Units") of Charter Communications Holding Company, LLC ("Charter Holdco") held by Vulcan Cable III Inc. ("Vulcan"), (c) 217,585,246 Class A Units of Charter Holdco held by Charter Investment, Inc. ("CII"), (d) 9,597,940 Class C Common Membership Units ("Class C Units") of Charter Holdco held by Vulcan and (e) 5,233,612 Class C Common Membership Units ("Class C Units") of Charter Holdco held by CII. Each of Vulcan and CII has an exchange option with the Issuer giving it the right, at any time, to exchange both its Class A Units and Class C Units (the Class A Units and the Class C Units collectively, the "Class B Common Stock Equivalents") for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis. Mr. Allen is the sole stockholder of Vulcan and of CII. Mr. Allen is therefore deemed to have beneficial ownership of all of the Class B Common Stock Equivalents held by Vulcan and CII. Because Mr. Allen is the ultimate controlling person of both Vulcan and CII, he is a beneficial owner who effectively has sole voting power with respect to the Class B Common Stock Equivalents held by each entity; however, because each such controlled entity is the record holder of such Class B Common Stock Equivalents, these controlled entities may be deemed to share voting power with Mr. Allen over such Class B Common Stock Equivalents.

  (2) The calculation of the percentage assumes that: (i) the 50,000 shares of Class B Common Stock held by Mr. Allen have been converted into shares of Class A Common Stock and (ii) all Class B Common Stock Equivalents held by Vulcan and CII or that Vulcan and CII have the right to acquire within 60 days of June 28, 2002 (the "Reporting Date") have been exchanged for shares of Class A Common Stock.

  (3) Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of
       (1) the total number of shares of Class B Common Stock outstanding, and
       (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The calculation of this percentage assumes that Mr. Allen's equity interests are retained in the form that maximizes voting power (i.e.,the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents beneficially owned by Mr. Allen through Vulcan and CII have not been exchanged for shares of Class B Common Stock or Class A Common Stock).


================================================================================


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 16117M107                     13D                   Page 5 of 19 Pages

================================================================================
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Vulcan Cable III Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Washington
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER

     NUMBER OF                     -0- SHARES
       SHARES                ---------------------------------------------------
    BENEFICIALLY             8     SHARED VOTING POWER
      OWNED BY
        EACH                       116,313,173 SHARES(1)
     REPORTING               ---------------------------------------------------
       PERSON                9     SOLE DISPOSITIVE POWER
        WITH
                                   -0- SHARES
                             ---------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   116,313,173 SHARES(1)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    116,313,173 SHARES(1)
================================================================================

CUSIP NO. 16117M107                     13D                   Page 6 of 19 Pages

================================================================================
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    28.3% beneficial ownership of Class A Common Stock(2)/0.0% voting power(3)
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    CO
================================================================================

CUSIP NO. 16117M107                     13D                  Page 7 of 19 Pages

  (1) Represents Class A Common Membership Units ("Class A Units") and Class C Common Membership Units ("Class C Units" and together with the Class A Units, the "Class B Common Stock Equivalents") of Charter Communications Holding Company, LLC ("Charter Holdco") directly held by Vulcan Cable III Inc. ("Vulcan"). Vulcan has an exchange option with the Issuer giving it the right, at any time, to exchange its Class B Common Equivalents for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis. Paul G. Allen is the sole stockholder of Vulcan and is therefore deemed to have beneficial ownership of all of the Class B Common Equivalents that Vulcan Cable III Inc. owns. Because Mr. Allen is the ultimate controlling person of Vulcan, he is a beneficial owner who effectively has sole voting power with respect to the Class B Common Stock Equivalents held by Vulcan; however, because Vulcan is the record holder of such Class B Common Stock Equivalents, Vulcan may be deemed to share voting power with Mr. Allen over such Class B Common Stock Equivalents.

  (2) The calculation of this percentage assumes that all Class B Common Stock Equivalents held by Vulcan or that Vulcan has the right to acquire within 60 days of June 28, 2002 (the "Reporting Date") have been exchanged for shares of Class A Common Stock.

  (3) Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of
       (1) the total number of shares of Class B Common Stock outstanding, and
       (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The calculation of this percentage assumes that Mr. Allen's equity interests are retained in the form that maximizes voting power (i.e.,the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents owned by Vulcan and CII have not been exchanged for shares of Class B Common Stock or Class A Common Stock).


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


================================================================================

CUSIP NO. 16117M107                     13D                   Page 8 of 19 Pages

================================================================================
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Charter Investment, Inc.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)  (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    AF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                                           [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
--------------------------------------------------------------------------------
                             7     SOLE VOTING POWER

     NUMBER OF                     -0- SHARES
       SHARES                ---------------------------------------------------
    BENEFICIALLY             8     SHARED VOTING POWER
      OWNED BY
        EACH                       222,818,858 SHARES(1)
     REPORTING               ---------------------------------------------------
       PERSON                9     SOLE DISPOSITIVE POWER
        WITH
                                   -0- SHARES
                             ---------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   222,818,858 SHARES(1)
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    222,818,858 SHARES(1)
================================================================================

CUSIP NO. 16117M107                     13D                   Page 9 of 19 Pages

================================================================================
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     43.1% beneficial ownership of Class A Common Stock(2)/0.0% voting power(3)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
================================================================================

CUSIP NO. 16117M107                     13D                  Page 10 of 19 Pages

  (1) Represents Class A Common Membership Units ("Class A Units") and Class C Common Membership Units ("Class C Units" and together with the Class A Units, the "Class B Stock Common Equivalents") of Charter Communications Holding Company, LLC ("Charter Holdco") directly held by Charter Investment, Inc. ("CII"). CII has an exchange option with the Issuer giving it the right, at any time, to exchange its Class B Stock Common Equivalents for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis. Paul G. Allen is the sole stockholder of CII and is therefore deemed to have beneficial ownership of all of the Class B Common Equivalents that CII owns. Because Mr. Allen is the ultimate controlling person of CII, he is a beneficial owner who effectively has sole voting power with respect to the Class B Common Stock Equivalents held by CII; however, because CII is the record holder of such Class B Common Stock Equivalents, CII may be deemed to share voting power with Mr. Allen over such Class B Common Stock Equivalents.

  (2) The calculation of this percentage assumes that all Class B Common Stock Equivalents held by CII or that CII has the right to acquire within 60 days of June 28, 2002 (the "Reporting Date") have been exchanged for shares of Class A Common Stock.

  (3) Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of
       (1) the total number of shares of Class B Common Stock outstanding, and
       (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The calculation of this percentage assumes that Mr. Allen's equity interests are retained in the form that maximizes voting power (i.e.,the 50,000 shares of Class B Common Stock held by Mr. Allen have not been converted into shares of Class A Common Stock and that the Class B Common Stock Equivalents owned by Vulcan and CII have not been exchanged for shares of Class B Common Stock or Class A Common Stock).

================================================================================


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

     This fifth amendment to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on November 22, 1999, as amended by the first amendment, as filed with the SEC on December 20, 1999, the second amendment, as filed with the SEC on September 13, 2000, the third amendment, as filed with the SEC on March 11, 2002, and the fourth amendment, as filed with the SEC on May 17, 2002 (as amended, the "Schedule 13D"). Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

ITEM 2. IDENTITY AND BACKGROUND.

         Item 2 is amended and restated in its entirety as follows:

         The persons filing this statement are Paul G. Allen, Charter Investment, Inc. ("CII") and Vulcan Cable III Inc. ("Vulcan" and together with Paul G. Allen and CII, the "Reporting Persons"). Mr. Allen's business address is: c/o Vulcan Ventures Incorporated, 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Allen is Chairman of the board of directors of the Issuer and CII and a director of Vulcan. Mr. Allen is also the sole stockholder of Vulcan and CII.

         Vulcan is a Washington corporation, the principal business of which is holding equity interests in Charter Communications Holding Company, LLC ("Charter Holdco"). The address of Vulcan's principal office is 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Allen and each of Vulcan's executive officers and directors is a U.S. citizen. Their names, business addresses and principal occupations are below.

         Paul G. Allen, c/o Vulcan, Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Allen is Chairman of the board of directors of CII and of the Issuer and a director of Vulcan. Mr. Allen is also the sole stockholder of Vulcan.

         William D. Savoy, c/o Vulcan, Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Savoy is a director of CII, Vulcan and the Issuer and President of Vulcan.

         Joseph D. Franzi, c/o Vulcan, Inc., 505 Fifth Avenue South, Suite 900, Seattle, Washington 98104. Mr. Franzi is Vice President and Secretary of Vulcan.

         CII is a Delaware corporation, the principal business of which is holding equity interests in Charter Holdco, a subsidiary of the Issuer, and performing various services relating to the cable assets held indirectly by Charter Holdco and the Issuer. The address of CII's principal office is 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Allen and each of CII's executive officers and directors is a U.S. citizen. Their names, business addresses and principal occupations, unless described above, are as follows:

         David C. Andersen, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Andersen is Senior Vice President -- Communications of CII and of the Issuer

         David G. Barford, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Barford is Executive Vice President and Chief Operating Officer of CII and of the Issuer.

         J. Christian Fenger, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Fenger is Senior Vice President of Operations -- Western Division of CII and of the Issuer.

         Eric A. Freesmeier, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Freesmeier is Senior Vice President -- Administration of CII and of the Issuer.

         Kent D. Kalkwarf, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Kalkwarf is Executive Vice President and Chief Financial Officer of CII and of the Issuer.

         Ralph G. Kelly, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Kelly is Senior Vice President -- Treasurer of CII and of the Issuer.

         Paul E. Martin, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Martin is Senior Vice President -- Corporate Controller of CII and of the Issuer.

         David L. McCall, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. McCall is Senior Vice President of Operations -- Eastern Division of CII and of the Issuer.

         Majid R. Mir, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Mir is Senior Vice President --Telephony and Advanced Services of CII and of the Issuer.

         John C. Pietri, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Pietri is Senior Vice President -- Engineering of CII and of the Issuer.

         Michael E. Riddle, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Riddle is Senior Vice President and Chief Information Officer of CII and of the Issuer.

         Diane Schneiderjohn, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Ms. Schneiderjohn is Senior Vice President -- Marketing and Programming of CII and of the Issuer.

         Steven A. Schumm, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Schumm is Executive Vice President and Chief Administrative Officer of CII and of the Issuer.

         William J. Shreffler, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Shreffler is Senior Vice President of Operations -- Midwest Division of CII and of the Issuer.

         Curtis S. Shaw, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Shaw is Senior Vice President, General Counsel and Secretary of CII and of the Issuer.

         Stephen E. Silva, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Silva is Executive Vice President -- Chief Technology Officer of CII and of the Issuer.

         Carl E. Vogel, c/o Charter Communications, Inc., 12405 Powerscourt Drive, St. Louis, Missouri 63131. Mr. Vogel is President and Chief Executive Officer of CII and of the Issuer.

         During the last five years, Mr. Allen, Vulcan and CII have not, nor, to the best knowledge of Vulcan, CII and Mr. Allen, has any other person named in this Item 2, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Allen funded his purchases of the securities described in Item 5(c) with personal funds.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended and restated in its entirety as follows:

         (a) As of June 28 (the "Reporting Date"), 2002, Mr. Allen beneficially owns 357,623,901 shares of Class A Common Stock of the Issuer, which consists of
(i) 18,431,870 shares of Class A Common Stock of the Issuer held directly by Mr. Allen, (ii) 10,000 vested options on shares of Class A Common Stock of the Issuer and (iii) shares of Class A Common Stock of the Issuer into which the following interests may be converted: (a) 50,000 shares of Class B Common Stock of the Issuer held directly by Mr. Allen, (b) 106,715,233 Class A Common Membership Units ("Class A Units") of Charter Holdco held by Vulcan, (c) 217,585,246 Class A Units of Charter Holdco held by CII, (d) 9,597,940 Class C Common Membership Units ("Class C Units") of Charter Holdco that are held by Vulcan and (e) 5,233,612 Class C Units of Charter Holdco that are held by CII. Each of Vulcan and CII has an exchange option with the Issuer giving it the right, at any time, to exchange its Class A Units and Class C Units (collectively, the "Class B Common Stock Equivalents") for shares of Class B Common Stock of the Issuer on a one-for-one basis. Class B Common Stock of the Issuer is convertible at any time into Class A Common Stock of the Issuer on a one-for-one basis.

         Each share of Class B Common Stock of the Issuer has the right to a number of votes determined by multiplying (i) ten, and (ii) the sum of (1) the total number of shares of Class B Common Stock outstanding, and (2) the aggregate number of Class B Common Stock Equivalents, and dividing the product by the total number of shares of Class B Common Stock outstanding. The Class B Common Stock is identical to the Class A Common Stock except that the Class A Common Stock is entitled to one vote per share and is not convertible into any other security.

         As of the Reporting Date, Mr. Allen's beneficial ownership represents approximately 56.4% of the shares of the Issuers outstanding Class A Common Stock, assuming conversion of all Class B Common Stock and Class B Common Stock Equivalents, and approximately 92.5% of the voting power of the Issuers outstanding Class A Common Stock assuming no conversion of the Class B Common Stock and the Class B Common Stock Equivalents.

         Except as otherwise provided, each of the other persons named in Item 2 beneficially owns less than 0.1% of the equity and voting power of the Issuer and, except as otherwise provided below, none of the other persons named in Item 2 beneficially owns any of the Issuer's Class A Common Stock. Included in beneficial ownership are all options that vest and will be exercisable within 60 days of the Reporting Date.

         David C. Andersen, Senior Vice President -- Communications of CII and the Issuer, beneficially owns 90,930 shares of Class A Common Stock.

         David G. Barford, Executive Vice President and Chief Operating Officer of CII and the Issuer, beneficially owns (a) 413,583 shares of Class A Common Stock and (b) 37,500 shares of restricted Class A Common Stock over which Mr. Barford has voting, but not dispositive control. Mr. Barford beneficially owns 0.2% of the equity of the Issuer.

         J. Christan Fenger, Senior Vice President of Operations --Western Division of CII and the Issuer, beneficially owns 103,766 shares of Class A Common Stock.

         Eric A. Freesmeier, Senior Vice President -- Administration of CII and the Issuer, beneficially owns 155,575 shares of Class A Common Stock.

         Kent D. Kalkwarf, Executive Vice President and Chief Financial Officer of CII and the Issuer, beneficially owns (a) 433,833 shares of Class A Common Stock and (b) 37,500 shares of restricted Class A Common Stock over which Mr. Kalkwarf has voting, but not dispositive control. Mr. Kalkwarf beneficially owns 0.2% of the equity of the Issuer.

         Ralph G. Kelly, Senior Vice President -- Treasurer of CII and the Issuer, beneficially owns 163,875 shares of Class A Common Stock.

         Paul E. Martin, Senior Vice President -- Corporate Controller of CII and of the Issuer, beneficially owns 27,750 shares of Class A Common Stock.

         David L. McCall, Senior Vice President of Operations -- Eastern Division of CII and the Issuer, beneficially owns (a) 211,283 shares of Class A Common Stock and (b) 26,250 shares of restricted Class A Common Stock over which Mr. McCall has voting, but not dispositive control.

         Majid R. Mir, Senior Vice President -- Telephony and Advanced Services of CII and the Issuer, beneficially owns 41,250 shares of Class A Common Stock.

         John C. Pietri, Senior Vice President -- Engineering of CII and the Issuer, beneficially owns 152,000 shares of Class A Common Stock.

         Michael E. Riddle, Senior Vice President and Chief Information Officer of CII and the Issuer, beneficially owns 120,000 shares of Class A Common Stock.

         Diane Schneiderjohn, Senior Vice President -- Marketing and Programming of CII and of the Issuer, does not beneficially own any shares of Class A Common Stock.

         Steven A. Schumm, Executive Vice President and Chief Administrative Officer of CII and the Issuer, beneficially owns 579,611 shares of Class A Common Stock. Mr. Schumm beneficially owns 0.2% of the equity of the Issuer.

         William J. Shreffler, Senior Vice President of Operations -- Midwest Division of CII and the Issuer, beneficially owns 63,750 shares of Class A Common Stock.

         Curtis S. Shaw, Senior Vice President, General Counsel and Secretary of CII and the Issuer, beneficially owns 177,083 shares of Class A Common Stock.

         Stephen E. Silva, Executive Vice President -- Chief Technology Officer of CII and the Issuer, beneficially owns (a) 211,750 shares of Class A Common Stock and (b) 27,000 shares of restricted Class A Common Stock over which Mr. Silva has voting, but not dispositive control.

         Carl E. Vogel, President and Chief Executive Officer of CII and the Issuer, beneficially owns (a) 912,500 shares of Class A Common Stock, (b) 37,500 shares of restricted Class A Common Stock over which Mr. Vogel has voting, but not dispositive control and (c) 34,787 shares of Class A Common Stock, receiveable upon conversion of 5.75% convertible senior notes of the Issuer which are convertible at any time at an initial conversion price approximately equal to $21.56 per share. Mr. Vogel beneficially owns 0.3% of the equity of the Issuer.

         William D. Savoy, President of Vulcan and director of CII and the Issuer, beneficially owns (a) 50,000 shares of Class A Common Stock, (b) vested and unvested options that will vest within 60 days of the Reporting Date covering 1,037,825 shares of Class A Common Stock, granted by Vulcan, as more fully described in Item 6 below and (c) 115,955 shares of Class A Common Stock, receiveable upon conversion of 5.75% convertible senior notes of the Issuer which are convertible at any time at an initial conversion price approximately equal to $21.56 per share. Mr. Savoy beneficially owns 0.4% of the equity of the Issuer.

         Joseph D. Franzi, Vice President and Secretary of Vulcan, beneficially owns 10,000 shares of Class A Common Stock.

         (b) Mr. Allen is deemed to have sole voting and dispositive power with respect to the 357,623,901 shares of Class A Common Stock that he beneficially owns directly and indirectly through CII and Vulcan (which he controls). Because Mr. Allen is the ultimate controlling person of Vulcan, Vulcan is deemed to have shared voting and dispositive power with Mr. Allen over the 116,313,173 shares of Class A Common Stock beneficially owned by Vulcan through its ownership of 106,715,233

Class A Units and 9,597,940 Class C Units of Charter Holdco. Because Mr. Allen is the ultimate controlling person of CII, CII is deemed to have shared voting and dispositive power with Mr. Allen over the 222,818,858 shares of Class A Common Stock beneficially owned by CII through its ownership of 217,585,246 Class A Units and 5,233,612 Class C Units of Charter Holdco.

         To the knowledge of the Reporting Persons, except as otherwise specified herein, each of the persons disclosed in Item 5 has sole dispositive and voting power with respect to the shares of Class A Common Stock actually held by the persons. With respect to the option granted to Mr. Savoy by Vulcan, until such time as Mr. Savoy exercises his option (at which time, to the knowledge of the Reporting Persons, he will have sole voting and dispositive power of his shares), Mr. Allen retains sole voting and dispositive power, and Vulcan and Mr. Allen may be deemed to share voting and dispositive power with respect to the shares of Class A Common Stock covered by the option.

         (c) During the 60 days prior to the Reporting Date:

         On May 1, 2002, Mr. Allen acquired beneficial ownership of 48,500 shares of Class A Common Stock of the Issuer through the exercise by third parties of rights under the Rifkin Put Agreements described in Item 6. The per share Class A Common Stock equivalent price paid by Mr. Allen was $21.2396.

         On May 20, 2002, Mr. Allen acquired beneficial ownership of 1,624,408 shares of Class A Common Stock of the Issuer through the exercise by third parties of rights under the Rifkin Put Agreements described in Item 6. The per share Class A Common Stock equivalent price paid by Mr. Allen on the closing date of the put agreements was $21.3087.

         On May 21, 2002, Mr. Allen acquired beneficial ownership of 15,158 shares of Class A Common Stock of the Issuer through the exercise by third parties of rights under the Rifkin Put Agreements described in Item 6. The per share Class A Common Stock equivalent price paid by Mr. Allen on the closing date of the put agreements was $21.3087.

         On May 23, 2002, Mr. Allen acquired beneficial ownership of 10,801 shares of Class A Common Stock of the Issuer through the exercise by third parties of rights under the Rifkin Put Agreements described in Item 6. The per share Class A Common Stock equivalent price paid by Mr. Allen on the closing date of the put agreements was $21.3087.

         On June 27, 2002 and June 28, 2002, Mr. Allen acquired beneficial ownership of 5,000,000 shares of Class A Common Stock of the Issuer through purchases on the open market. The following table indicates these purchases broken down by price per share blocks:

                               Number of Shares
     Date of                      of Class A
   Transaction                   Common Stock          Price Per Share
   -----------                 ----------------        ---------------
June 27, 2002                        637,724               $3.1393
June 27, 2002                        196,376                 $3.30
June 27, 2002                        165,900               $3.2730

                               Number of Shares
     Date of                      of Class A
   Transaction                   Common Stock          Price Per Share
   -----------                 ----------------        ---------------
June 27, 2002                        637,724               $3.1393
June 28, 2002                         39,500               $3.6448
June 28, 2002                         11,700               $3.6812
June 28, 2002                        214,605               $3.8973
June 28, 2002                         66,700               $3.9999
June 28, 2002                         91,588                 $4.00
June 28, 2002                         36,700               $4.0371
June 28, 2002                         99,500               $4.2382
June 28, 2002                         93,756               $4.2416
June 28, 2002                         75,000               $4.2367
June 28, 2002                        144,997               $4.2395
June 28, 2002                      3,125,954                 $4.25

         On June 21, 2002 and June 25, 2002, Mr. Vogel acquired beneficial ownership of 84,787 shares of Class A Common Stock of the Issuer through purchases on the open market as follows: (A) on June 21, 2002 Mr. Vogel purchased: (i) 5,000 shares of Class A Common Stock at a per share price of $4.65, (ii) 5,000 shares of Class A Common Stock at a per share price of $4.60,
(iii) 5,000 shares of Class A Common Stock at a per share price of $4.58, (iv) 10,000 shares of Class A Common Stock at a per share price of $4.55, (v) 10,000 shares of Class A Common Stock at a per share price of $4.50, (vi) 5,000 shares of Class A Common Stock at a per share price of $4.45, (vii) 4,100 shares of Class A Common Stock at a per share price of $4.62, (viii) 3,500 shares of Class A Common Stock at a per share price of $4.59, (ix) 2,400 shares of Class A Common Stock at a per share price of $4.57, and (x) $500,000 aggregate principal amount of 5.75% convertible senior notes of the Issuer for an aggregate price of $315,670, which are convertible into 23,191 shares of Class A Common Stock at an initial conversion price approximately equal to $21.56 per share, and (B) on June 25, 2002, Mr. Vogel purchased $250,000 aggregate principal amount of 5.75% convertible senior notes of the Issuer for an aggregate price of $154,790, which are convertible into 11,596 shares of Class A Common Stock at an initial conversion price approximately equal to $21.56 per share.

         Mr. Franzi purchased 5,000 shares of Class A Common Stock on June 28, 2002 in an open market transaction at a per share price of $3.244.

         Mr. Savoy acquired beneficial ownership of 115,955 shares of Class A Common Stock of the Issuer on June 26, 2002 through purchases on the open market of $2,500,000 aggregate principal amount of 5.75% convertible senior notes of the Issuer for an aggregate price of $1,402,535, which are convertible into 115,955 shares of Class A Common Stock at an initial conversion price approximately equal to $21.56 per share.

         Mr. Andersen purchased 230 shares of Class A Common Stock on April 29, 2002 in an open market transaction at a per share price of $8.54.

         Mr. Barford 1,500 shares of Class A Common Stock on April 29, 2002 in an open market transaction at a per share price of $5.07.

         Mr. Fenger purchased 5,000 shares of Class A Common Stock on June 28, 2002 in an open market transaction at a per share price of $3.338 and 5,000 shares of Class A Common Stock on June 28, 2002 in an open market transaction at a per share price of $3.45.

         Mr. Freesmeier purchased 975 shares of Class A Common Stock on June 28, 2002 in an open market transaction at a per share price of $3.24.

         Mr. Kalkwarf purchased 6,000 shares of Class A Common Stock on June 13, 2002 in an open market transaction at a per share price of $4.935.

         Mr. Martin purchased 1,000 shares of Class A Common Stock on May 30, 2002 in an open market transaction at a per share price of $7.34 and 1,000 shares of Class A Common Stock on June 14, 2002 in an open market transaction at a per share price of $4.16.

         Mr. McCall purchased 1,000 shares of Class A Common Stock on June 14, 2002 in an open market transaction at a per share price of $4.50 and 1,000 shares of Class A Common Stock on June 27, 2002 in an open market transaction at a per share price of $3.06.

         Mr. Shreffler purchased 10,000 shares of Class A Common Stock on June 21, 2002 in an open market transaction at a per share price of $4.58.

         Mr. Schumm purchased 6,500 shares of Class A Common Stock on June 27, 2002 in an open market transaction at a per share price of $3.10.

         (d) Except as otherwise specified herein, Vulcan, CII and Mr. Allen are not aware of any other person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any Class A Common Stock beneficially owned by any person named in Item 2.

         (e) Not applicable.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 3, 2002                 VULCAN CABLE III INC.


                                     By:  /s/ William D. Savoy
                                          -------------------------------------
                                          Name:  William D. Savoy
                                          Title: President


Dated:  July 3, 2002                 /s/ William D. Savoy
                                     ------------------------------------------
                                     Paul G. Allen by William D. Savoy as
                                     Attorney-in-Fact for Paul G. Allen pursuant
                                     to a Power of Attorney filed with Paul G.
                                     Allen's Schedule 13G for Pathogenesis, Inc.
                                     on August 30, 1999 and incorporated by
                                     reference herein.


Dated:  July 3, 2002                 CHARTER INVESTMENT, INC.


                                     By: /s/ Marcy Lifton
                                         --------------------------------------
                                         Name:  Marcy Lifton
                                         Title: Vice President